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(Stock Code: 8282)

CHANGE OF COMPANY SECRETARY

The Board announces that Ms. Angela Mak has been appointed as the Company Secretary of the Company in place of Ms. Pessy Yu with effect from 28 July 2007.

The board of directors (the “Board”) of TOM Online Inc. (the “Company”) hereby announces that Ms. Angela Mak has been appointed as the Company Secretary of the Company in place of Ms. Pessy Yu with effect from 28 July 2007.

Ms. Mak holds a Bachelor of Commerce degree and a Bachelor of Laws degree from the University of New South Wales in Australia and has been admitted as a solicitor in New South Wales (Australia), England and Wales and Hong Kong.

By Order of the Board
TOM ONLINE INC.
Peter Schloss
Executive Director

Hong Kong, 27 July 2007

As at the date hereof, the directors of the Company are:

Executive Directors:	Non-executive Directors:	Independent non-executive Directors:
Mr. Wang Lei Lei	Mr. Frank Sixt (Chairman)	Mr. Gordon Kwong
Mr. Jay Chang	Ms. Tommei Tong (Vice Chairman)	Mr. Ma Wei Hua
Mr. Peter Schloss	Ms. Angela Mak	Dr. Lo Ka Shui
Ms. Elaine Feng
Mr. Fan Tai	Alternate Director:
Mrs. Susan Chow
(Alternate to Mr. Frank Sixt)

This announcement, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited for the purpose of giving information with regard to the Company. The directors of the Company, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief:- (i) the information contained in this announcement is accurate and complete in all material respects and not misleading; (ii) there are no other matters the omission of which would make any statement in this announcement misleading; and (iii) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the GEM website at www.hkgem.com on the “Latest Company Announcements” page for at least 7 days from the date of its posting and on the website of the Company at www.tom.com.

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